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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C 20549
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                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
                                     UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        IMPAC COMMERCIAL HOLDINGS, INC.
                              (NAME OF THE ISSUER)
                        IMPAC COMMERCIAL HOLDINGS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  45254R 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               RANDAL A. NARDONE
                        IMPAC COMMERCIAL HOLDINGS, INC.
                            C/O FIC MANAGEMENT INC.
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                            J. GREGORY MILMOE, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 735-3000
                           TELECOPIER: (212) 735-2000

     This statement is filed in connection with (check the appropriate box):
     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c. [X] A tender offer.
     d. [ ] None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
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                    $41,410,066                                           $8,282
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

* Determined by multiplying 8,000,812 (but not including the number of outstanding shares of common stock of Impac Commercial Holdings, Inc. owned by Fortress Investment Corp.) by $7.55 per share.

[X] Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,282              Filing Party: Fortress Impac Acquisition
                                            Corp. and its affiliates
Form or Registration No.: TO-T/13E-3/13D/A  Date Filed: October 13, 2000

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                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule l3E-3 (this "Schedule 13E-3") is being filed by Impac Commercial Holdings, Inc., a Maryland corporation (the "Company" or "Impac"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by Fortress Impac Acquisition Corp., a Maryland corporation ("Purchaser"), a wholly owned subsidiary of Fortress Investment Corp., a Maryland corporation, to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company for $7.55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9, dated October 13, 2000 (the "Schedule 14D-9" ). Pursuant to General Instruction F to Schedule 13E-3, except as otherwise set forth below, information contained in the Schedule 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13E-3; information contained in the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission on October 13, 2000 is specifically referenced below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION.

     (c) None.

     (e) None.

     (f) Not applicable.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (c) Impac, as the subject company, will be responsible for paying all expenses related to its role in the Offer.

     The following table presents the estimated fees and expenses to be incurred in connection with the Offer and the Merger:

Investment Banker Fees......................................  $  625,000
Skadden Arps................................................  $  250,000
Willkie Farr & Gallagher....................................  $  150,000
Depositary..................................................  $    9,000
Printing and Mailing........................................  $   75,000
Information and Agent Fees..................................  $   12,000
Miscellaneous...............................................  $  225,000
                                                              ----------
          Total.............................................  $1,346,000
                                                              ==========

ITEM 16.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(l) Offer to Purchase, dated October 13, 2000 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO).

(a)(2) Reference is made to the Schedule 14D-9 filed by Impac Commercial Holdings, Inc. on October 13, 2000 to the extent incorporated by reference in the Offer to Purchase.

(a)(3) Materials presented by Bear Stearns to the Independent Committee on October 5, 2000 as described in the Schedule 14D-9.*
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* To be filed by amendment.

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          IMPAC COMMERCIAL HOLDINGS, INC.

                                          By: /s/   RANDAL A. NARDONE
                                            ------------------------------------
                                              Name: Randal A. Nardone
                                              Title:  Secretary and Chief
                                              Operating Officer

Dated: October 13, 2000

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                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------
(a)(l)    Offer to Purchase, dated October 13, 2000 (incorporated
          herein by reference to Exhibit (a)(1) to the Schedule TO).
(a)(2)    Reference is made to the Schedule 14D-9 filed by Impac
          Commercial Holdings, Inc. on October 13, 2000 to the extent incorporated by reference in the Offer to Purchase.
(a)(3)    Materials presented by Bear Stearns to the Independent
          Committee on October 5, 2000 as described in the Schedule
          14D-9.*

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* To be filed by amendment.